Free Writing Prospectus to Preliminary Terms No. 277

Registration Statement Nos. 333-250103; 333-250103-01

Dated December 17, 2020; Filed pursuant to Rule 433

Morgan Stanley

2-Year Worst-of XLF, XLE and XLI Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	Financial Select Sector SPDR® Fund (“XLF”), Energy Select Sector SPDR® Fund (“XLE”) and Industrial Select Sector SPDR® Fund (“XLI”)
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 24, 2020
Original issue date:	December 30, 2020 (3 business days after the pricing date)
Maturity date:	December 30, 2022
Early redemption:

If, on any redemption determination date, beginning on March 24, 2021, the determination closing price of each of the underlying shares is greater than or equal to its respective call threshold level, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the determination closing price of any of the underlying shares is below its respective call threshold level on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Determination closing price:	With respect to each of the underlying shares, the closing price of such underlying shares on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such redemption determination date or observation date, as applicable
Redemption determination dates:	Quarterly, on March 24, 2021, June 24, 2021, September 24, 2021, December 27, 2021, March 24, 2022, June 24, 2022 and September 26, 2022, subject to postponement for non-trading days and certain market disruption events.
Early redemption dates:	Quarterly, on March 29, 2021, June 29, 2021, September 29, 2021, December 30, 2021, March 29, 2022, June 29, 2022 and September 29, 2022; provided that if any such day is not a business day, that early redemption payment, if payable, will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Contingent quarterly coupon:

A contingent quarterly coupon at an annual rate of at least 8.50% (corresponding to approximately $0.2125 per quarter per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the determination closing price of each of the underlying shares is at or above its respective downside threshold level on the related observation date.

If, on any observation date, the determination closing price of any of the underlying shares is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date. It is possible that one or more of the underlying shares will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 2-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold level:	65% of the initial share price for each underlying shares
Call threshold level	100% of the initial share price for each underlying shares

Payment at maturity[1]:

If the securities are not redeemed prior to maturity, investors will receive a payment at maturity determined as follows:

•    If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date

•    If the final share price of any of the underlying shares is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying shares

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $10, and will represent a loss of more than 35%, and possibly all, of your investment.

Initial share price:	For each underlying shares, the closing price on the pricing date
Coupon payment dates:	Quarterly, on March 29, 2021, June 29, 2021, September 29, 2021, December 30, 2021, March 29, 2022, June 29, 2022, September 29, 2022 and the maturity date; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day.
Observation dates:	Quarterly, on March 24, 2021, June 24, 2021, September 24, 2021, December 27, 2021, March 24, 2022, June 24, 2022, September 26, 2022 and December 27, 2022, subject, independently in the case of each of the underlying shares, to postponement for non-trading days and certain market disruption events. We also refer to December 27, 2022 as the final observation date.
Final share price:	For each underlying shares, the closing price of such underlying shares on the final observation date times the adjustment factor on such date
Adjustment factor:	1.0 for each underlying shares, subject to adjustment in the event of certain events affecting such underlying shares
Worst performing underlying shares:	The underlying shares with the largest percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61771J230 / US61771J2309
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000138713120011211/ms277_fwp-04707.htm

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying Shares	Payment at Maturity (excluding any coupon payable at maturity)
+30%	$10.00
+20%	$10.00
+10%	$10.00
0%	$10.00
-10%	$10.00
-20%	$10.00
-30%	$10.00
-35%	$10.00
-36%	$6.40
-40%	$6.00
-50%	$5.00
-60%	$4.00
-70%	$3.00
-80%	$2.00
-90%	$1.00
-100%	$0
[1] All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

•	The securities do not guarantee the return of any principal.
•	The securities do not provide for the regular payment of interest and may pay no interest over the entire term of the securities.
•	The contingent quarterly coupon, if any, is based only on the determination closing prices of the underlying shares on the related quarterly observation date at the end of the related interest period.
•	Investors will not participate in any appreciation in the price of any of the underlying shares.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	Reinvestment risk.
•	The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the securities is approximately $9.448 per security, or within $0.35 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Not equivalent to investing in the underlying shares or the stocks composing the share underlying indices.
•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

•	You are exposed to the price risk of each of the underlying shares, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.
•	Investing in the securities exposes investors to risks associated with investments with a concentration in the financial services sector.
•	Investing in the securities exposes investors to risks associated with investments with a concentration in the energy sector.
•	Investing in the securities exposes investors to risks associated with investments with a concentration in the industrial sector.
•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.
•	Adjustments to the underlying shares or the indices tracked by the underlying shares could adversely affect the value of the securities.
•	The performance and market price of any of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of its respective share underlying index, the performance of the component securities of such share underlying index or the net asset value per share of such underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.